                                 FORM U-7D/A


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 ------------


                                                       FILE No.      32-445
                                                                 ----------
                                                       AMENDMENT No. 2

     Amendment to Certificate Pursuant to Rule 7(d) on Form U-7D under Public Utility Holding Company Act of 1935

                  NATIONSBANK, N.A., successor by merger to
                   The Citizens and Southern National Bank,
               acting through its agent, The Bank of New York,
                as Owner Trustee under Trust Agreement No. 2,
            dated December 30, 1985, as amended and supplemented,
        with DFO Partnership, as assignee of Ford Motor Credit Company
                      (Name of company filing amendment)

     Name, title, and address of officer to whom notices and correspondence concerning this amendment should be addressed:

                  NATIONSBANK, N.A., successor by merger to
                   The Citizens and Southern National Bank,
               acting through its agent, The Bank of New York,
                as Owner Trustee under Trust Agreement No. 2,
            dated December 30, 1985, as amended and supplemented,
        with DFO Partnership, as assignee of Ford Motor Credit Company
                     100 Ashford Center North, Suite 520
                            Atlanta, Georgia 30338
            Attention: Stefan Victory, Corporate Trust Department

     The undersigned hereby amends the above document (which relates to a financing for OGLETHORPE POWER CORPORATION, as Lessee public-utility company, of an undivided interest in Plant Robert W. Scherer Unit No. 2) as indicated in the Annex attached hereto with respect to the following:

Items 2, 8, 8a., 9, 11, and Schedules A and B.

                                  SIGNATURE

          The company has caused this amendment to be duly signed on its behalf by its authorized officer in the City of New York and State of New York, on the 17th day of December, 1997.

Attest:   [Seal]                   NationsBank, N.A., a national banking
                                   association and successor by merger to The
                                   Citizens and Southern National Bank, acting through its agent, The Bank of New York, a state banking corporation organized under the laws of the state of New York, as Owner
                                   Trustee under a Trust Agreement No. 2, dated
                                   December 30, 1985, as amended and
                                   supplemented, with DFO Partnership as
                                   assignee of Ford Motor Credit Corporation and as successor to Wilmington Trust Company and William J. Wade, Original Owner Trustee and
                                   Co-Owner Trustee under said Trust Agreement


/s/   Howard L. Shellkopf          By   /s/  Stefan Victory     Agent
-------------------------------         -----------------------------------
(Signature of Officer)                  (Name)                 (Title)

Agent                                   Stefan Victory
-------------------------------         -----------------------------------
(Title)                                        (Type or print name)

                  SIGNATURE OF HOLDER OF BENEFICIAL INTEREST

     The holder of the beneficial interest in the Lease described above has caused this amendment to be duly signed on its behalf by its authorized officer as of the 17th day of December, 1997.

                                  DFO PARTNERSHIP
                                  By: Security Pacific Leasing Corporation, its General Partner


                                  By:  /s/   Steven M. Jacobs
                                       ----------------------------------
                                       Name:    Steven M. Jacobs
                                       Title:     Vice President







Attest:                  [Seal]



By:  /s/   Joseph B. Schubert
     -------------------------------
     Name:    Joseph B. Schubert
     Title:   Assistant Secretary

                                    Annex

     (Numbers hereto refer to the item-numbers as appeared in the Initial Filing on Form U-7D)

2.   Date:  The refinancing was on December 17, 1997

8. Basic Rent: As a result of a refinancing and an amendment to the lease on December 17, the aggregate basic rent during the basic term will be $101,214,640.60.

8a. Periodic Installment. Amount: As a result of a refinancing and an amendment to the lease on December 17, 1997, the periodic installments will be due on December 31st and June 30th of each year through and including June 30, 2013, and will be as listed on Schedule A attached hereto and incorporated herein.

9. Holders of Legal Title to Facility: NationsBank, N.A, as successor by merger to The Citizens and Southern National Bank, as Owner Trustee under Trust Agreement No. 2, as amended and supplemented, dated December 30, 1985 and as successor in interest to all of the right, title and interest of Wilmington Trust Company and William J. Wade, as Original Owner Trustee and Co-Owner Trustee under said Trust Agreement No. 2, in and to the Facility (as described in Item 5) and under the Lease Agreement No. 2, as amended, referred to in the original filing of the certificate on Form U-7D.

     Address:

                 NationsBank, N.A, as successor by merger to
                   The Citizens and Southern National Bank,
                acting through its agent, The Bank of New York
                as Owner Trustee under Trust Agreement No. 2,
            dated December 30, 1985, as amended and supplemented,
                    with DFO Partnership, as assignee of
                          Ford Motor Credit Company
                     100 Ashford Center North, Suite 520
                            Atlanta, Georgia 30338
                   Attention:  Corporation Trust Department

11. If part or all of the financing is supplied by loan on which only principal and interest is payable, state:

     Amount Borrowed: As a result of a refinancing on December 17, 1997, OPC Scherer 1997 Funding Corporation A, a Delaware corporation, has made a loan (the "Refinancing Loan") to the Owner Trustee in the amount of $42,757,000.00, the proceeds of which were used to prepay the Refunding Lessor Note (as described in the Amendment No. 1 to Item 11 of the Original Filing of Form U-7D. The Refinancing Loan is evidenced by a Series 1997 Refunding Lessor Note.

     The interest rate on the Series 1997 Refunding Lessor Note is 6.974%;

     The number of Lenders:  one

     Terms of repayment: Amount and Period: Attached as Schedule B and incorporated herein is a listing of the principal and interest payments to be made semiannually with respect to the Series 1997 Refunding Lessor Note on December 31st and June 30th of each year through and including June 30, 2008.

                                  SCHEDULE A

   Rent                                           Percentage of
Payment Date       Rent Number    Rent Amount     Facility Cost
------------       -----------    -----------     -------------
June 30, 1998           1         3,492,656.11    4.3658201
December 31, 1998       2         3,263,867.94    4.0798349
June 30, 1999           3         2,093,077.85    2.6163473
December 31, 1999       4         4,422,005.34    5.5275067
June 30, 2000           5         2,041,918.03    2.5523975
December 31, 2000       6         4,473,202.48    5.5915031
June 30, 2001           7         1,984,039.72    2.4800497
December 31, 2001       8         4,535,091.84    5.6688648
June 30, 2002           9         1,204,172.02    1.5052150
December 31, 2002      10         5,311,539.02    6.6394238
June 30, 2003          11         1,039,997.75    1.2999972
December 31, 2003      12         5,475,660.37    6.8445755
June 30, 2004          13           885,349.30    1.1066866
December 31, 2004      14         5,630,368.88    7.0379611
June 30, 2005          15           719,891.15    0.8998639
December 31, 2005      16         5,795,891.15    7.2448639
June 30, 2006          17           542,891.03    0.6786138
December 31, 2006      18         5,939,469.93    7.4243374
June 30, 2007          19         6,381,732.51    7.9771656
December 31, 2007      20           144,684.02    0.1808550
June 30, 2008          21         4,290,571.02    5.3632138
December 31, 2008      22         2,248,064.45    2.8100806
June 30, 2009          23                 0.00    0.0000000
December 31, 2009      24         6,514,798.97    8.1434987
June 30, 2010          25                 0.00    0.0000000
December 31, 2010      26         6,514,798.97    8.1434987
June 30, 2011          27                 0.00    0.0000000
December 31, 2011      28         6,514,798.97    8.1434987
June 30, 2012          29                 0.00    0.0000000
December 31, 2012      30         6,496,702.30    8.1208779
June 30, 2013          31         3,257,399.48    4.0717494
                                --------------  -----------
TOTALS                          101,214,640.60  126.5183008

                                  SCHEDULE B

                      Principal      Interest           Total         Principal
                       Amount         Amount            Debt           Amount
   Payment Date         Due             Due             Service       Outstanding
-----------------   ------------    ------------    ------------    -------------
June 30, 1998               0.00    1,598,615.34    1,598,615.34    42,757,000.00
December 31, 1998   1,535,000.00    1,490,936.59    3,025,936.59    41,222,000.00
June 30, 1999               0.00    1,437,411.14    1,437,411.14    41,222,000.00
December 31, 1999   2,327,000.00    1,437,411.14    3,764,411.14    38,895,000.00
June 30, 2000               0.00    1,356,268.65    1,356,268.65    38,895,000.00
December 31, 2000   2,429,000.00    1,356,268.65    3,785,268.65    36,466,000.00
June 30, 2001               0.00    1,271,569.42    1,271,569.42    36,466,000.00
December 31, 2001   2,539,000.00    1,271,569.42    3,810,569.42    33,927,000.00
June 30, 2002               0.00    1,183,034.49    1,183,034.49    33,927,000.00
December 31, 2002   4,102,000.00    1,183,034.49    5,285,034.49    29,825,000.00
June 30, 2003               0.00    1,039,997.75    1,039,997.75    29,825,000.00
December 31, 2003   4,435,000.00    1,039,997.75    5,474,997.75    25,390,000.00
June 30, 2004               0.00      885,349.30      885,349.30    25,390,000.00
December 31, 2004   4,745,000.00      885,349.30    5,630,349.30    20,645,000.00
June 30, 2005               0.00      719,891.15      719,891.15    20,645,000.00
December 31, 2005   5,076,000.00      719,891.15    5,795,891.15    15,569,000.00
June 30, 2006               0.00      542,891.03      542,891.03    15,569,000.00
December 31, 2006   5,396,000.00      542,891.03    5,938,891.03    10,173,000.00
June 30, 2007       6,027,000.00      354,732.51    6,381,732.51     4,146,000.00
December 31, 2007           0.00      144,571.02      144,571.02     4,146,000.00
June 30, 2008       4,146,000.00      144,571.02    4,290,571.02             0.00
                    ------------   -------------   -------------
TOTALS             42,757,000.00   20,606,252.34   63,363,252.34


                                      B-1